Exhibit 99.1
TELUS Digital reports fourth quarter and full-year 2024 results, delivering stable operating and financial performance; provides outlook for 2025

Vancouver, Canada – February 13, 2025 – TELUS Digital Experience (TELUS Digital) (NYSE and TSX: TIXT), a company dedicated to crafting lasting customer experiences through data, technology, and a human-centric approach, today released its results for the fourth quarter and full-year ended December 31, 2024. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS Digital. All figures in this news release, and elsewhere in TELUS Digital disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS Digital results and measures.

“In the fourth quarter of 2024, TELUS Digital delivered stable operating and financial performance. We remain focused on our key priorities including the further evolution of our business, delivering service quality excellence, and talent development, all in pursuit of our revenue growth goals. We are committed to making the improvements necessary to achieve this,” said Jason Macdonnell, Acting Chief Executive Officer and Chief Operating Officer, TELUS Digital and President, TELUS Digital Customer Experience. “In 2024, we added 55 net new clients across diverse industries. Notably, among our 13 net new clients in the fourth quarter, we won customer experience services for two large American retailers, which will be delivered in India and in South Africa – offshore locations in high demand with clients and where we expect to see further growth. In 2024, we also expanded our business with 162 existing clients, indicative of our efforts to diversify beyond our largest accounts. Across all our operations, and especially in our largest service line, Customer Experience Management, we are deploying targeted improvement plans to enhance our operational performance and yield better customer sentiment, reflective of our delivery efficacy and how likely a client is to grow with us or to recommend us to other clients. In a market of heightened competition, pricing pressures and vendor consolidation, these efforts will continue to help us stabilize and capture opportunities across our client base, as we deliver on our service excellence promise.”

Jason continued: “In 2024, we saw good momentum in AI Data Solutions, on the strength of our global practice and client relationships with several hyperscalers, existing clients who are investing in this area. Among our key wins in the fourth quarter, we added two new clients in AI research and product development to support their multimodal large language models, as well as two new clients in the autonomous transportation sector.”

“We also continue to see progress in our Digital Solutions service line, on the back of client re-engagement and higher utilization of our talent, with an overall improvement in our opportunity pipeline to levels we haven’t seen over the past 18 months,” said Tobias Dengel, President of TELUS Digital Solutions. “At the same time, we are starting to create interest in our CX strategy consulting and custom implementation capabilities around big data, machine learning and GenAI technologies, focused on showing measurable real-world value on employee productivity and business outcomes. Based on pilots conducted in 2024, examples range from revenue lift for telecom field teams and repair technicians to higher call deflection and issue resolution from AI-enabled customer assistants. Our ability to help new and existing clients realize rapid time to value by bundling Digital Solutions with Customer Experience Management services positions TELUS Digital competitively to address the significant shift in customer experience and digital transformation.”

Gopi Chande, Chief Financial Officer said, “In the fourth quarter of 2024, TELUS Digital’s revenue was up 5% from the previous quarter and steady year-over-year. On a sequential quarter basis, we also achieved stability in margins. For 2025, our revenue outlook reflects the dynamics and volatility we’re seeing in the industry, with strong early signs of demand across our Digital Solutions service line. Our margin expectations assume further stabilization as well as investments to support our return to organic growth. Specifically, we will invest in further evolution of our business, focused on operational efficiencies and workforce management, and continued product development and marketing, including go-to-market with Fuel iXTM, to help us capture opportunities for growth and diversification.”

Provided below are financial and operating highlights that include certain non-GAAP measures and ratios. See the Non-GAAP section of this news release for a discussion on such measures and ratios.

Q4 2024 vs. Q4 2023 summary
▪Revenue of $691 million, steady year-over-year on both a reported basis and constant currency basis1, reflecting growth in services provided to new clients added since the same quarter in the prior year, as well as growth with existing clients, including TELUS and certain technology clients, which offset declines with other clients.
▪Net loss of $54 million and diluted EPS of $(0.20), compared with net income of $38 million and diluted EPS of $0.10 in the same quarter of the prior year. Net loss margin, calculated by dividing net loss by revenue for the period, was 7.8%, compared with net income margin of 5.5% for the same quarter in the prior year. Net loss and diluted EPS include the impact of acquisition and integration charges, amortization of purchased intangible assets, and foreign exchange gains and losses, among other items. Adjusted Net Loss1, which excludes the impact of such items, was $10 million in the fourth quarter of 2024, compared with Adjusted Net Income of $88 million in the same quarter of the prior year, primarily due to a stable revenue base but higher salaries and benefits, goods and services purchased, as well as higher income taxes.
▪Adjusted EBITDA1 was $103 million, compared with $184 million in the same quarter of the prior year, primarily due to higher investments in strategic areas, including expansion of our commercial sales team, development and launch of new products and services, such as Fuel iXTM, and programs to enable operational efficiencies, which resulted in increases in salaries and benefits and goods and services purchased for the period. The year-over-year comparison also included higher share-based compensation in the current period and reflected prior period’s other income arising from business combination related provisions related to the WillowTree put revaluation, as well as certain non-recurring items, which benefited the fourth quarter in 2023. Adjusted EBITDA Margin1 was 14.9% compared with 26.6% in the same quarter of the prior year. Adjusted Diluted EPS1 was $(0.04), compared with $0.30 in the same quarter of the prior year, due to the same factors outlined above as well as the impact of the reversal of a previously recognized deferred tax asset in the current quarter.
▪Cash provided by operating activities was $146 million and Free Cash Flow1 was $113 million, compared with $142 million and $115 million, respectively, reflecting the timing of net inflows from working capital, partially offset by operating losses and lower income taxes paid and, in the case of Free Cash Flow, higher capital expenditures.
▪Net Debt to Adjusted EBITDA Leverage Ratio1 as per credit agreement was 3.2x as of December 31, 2024, compared with 2.9x as of September 30, 2024 and 2.8x as of December 31, 2023. The calculation of the ratio remains negatively impacted by lower Adjusted EBITDA on a trailing twelve-month basis, despite a decrease in Net Debt as per credit agreement. For 2025, the credit facility Net Debt to Adjusted EBITDA ratio step down from 3.75x to 3.25x was amended to commence in the first quarter of 2026 instead of the first quarter of 2025.
▪Team member count was 78,879 as of December 31, 2024, an increase of 5% year-over-year, driven by expansion in service programs in our Central America and other regions.
2024 vs. 2023 summary
▪Revenue of $2,658 million, a decrease of 2% year-over-year on both a reported basis and constant currency basis, due to lower revenues from a leading social media client and other technology clients, as well as a reduction in revenue from certain telecommunication and e-commerce and fintech clients, which were partially offset by growth in services provided to existing clients, including TELUS and Google, as well as new clients added since the prior year.
▪Net loss of $61 million and diluted EPS of $(0.34), compared with net income of $54 million and diluted EPS of $0.18 in the prior year. Net loss margin was 2.3%, compared with net income margin of 2.0% in the prior year. Adjusted Net Income, as defined above, was $116 million, compared with $248 million in the prior year, primarily due to lower revenues earned, and higher goods and services purchased, salaries and benefits, share-based compensation expense, and income tax expense, partially offset by an increase in other income arising from changes in business combination-related provisions.
1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin, Adjusted Diluted EPS and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios, while Adjusted Net Income (Loss), Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

▪Adjusted EBITDA was $481 million, compared with $582 million in the prior year, primarily due to lower revenues earned and higher investments in strategic areas, as described above, resulting in an increase in goods and services purchased and salaries and benefits, and higher share-based compensation expense, partially offset by other income arising from business combination-related provisions. Adjusted EBITDA Margin was 18.1%, compared with 21.5% in the prior year, due to the aforementioned factors, as well as a reduction in revenues from a leading social media client, and overall competitive pricing dynamics in the market for our services. Adjusted Diluted EPS was $0.39, compared with $0.87 in the prior year.
▪Cash provided by operating activities was $517 million and Free Cash Flow was $413 million, with a year-over-year growth of 4% and 2%, respectively, primarily due to higher net inflows from working capital, including the timing of net inflows from working capital in the fourth quarter, and lower income taxes paid, partially offset by lower operating profits and, in the case of Free Cash Flow, higher capital expenditures.

A discussion of our results of operations is included in our 2024 Management’s Discussion and Analysis dated February 13, 2025, and filed on SEDAR+ and “Item 5: Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, dated February 13, 2025, and filed on EDGAR. Such materials and additional information are also provided at telusdigital.com/investors.

Outlook
Management has released the following full-year outlook for 2025:

▪Revenue growth of approximately 2% on an organic basis
▪Adjusted EBITDA of approximately $400 million
▪Adjusted Diluted EPS of approximately $0.32

Q4 2024 investor call
TELUS Digital will host a conference call today, February 13, 2025, at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the fourth quarter and full-year results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS Digital Investor Relations website at: https://www.telusdigital.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have standardized meanings under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS® Accounting Standards). These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income (Loss), Free Cash Flow, revenue on a constant currency basis, and Net Debt are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, revenue growth on a constant currency basis and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility, including Net Debt to Adjusted EBITDA Leverage Ratio, are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items provides a more consistent measure for management to evaluate period-over-period performance and would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income (Loss) and Adjusted EBITDA, such as acquisition, integration and other, foreign exchange gains or losses and, additionally, with respect to Adjusted Net Income (Loss), the interest accretion on written put options, amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income (Loss) to the comparable GAAP measures are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income (Loss) by the weighted average number of diluted equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue translated using average foreign exchange rates in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth translated using average foreign exchange rates in the comparable prior period.

Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement is calculated based on Net Debt and Adjusted EBITDA, both as per our credit agreement. Over the long term, we seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

We have not provided a quantitative reconciliation of our full-year 2025 outlook for Adjusted EBITDA and Adjusted Diluted EPS to our full-year 2025 outlook for net income and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2025 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain the competitiveness of our service offerings and meet changing customer needs, including by continuing to invest in, develop and deploy new technologies and digital transformation capabilities; our ability to maintain our corporate culture and attract and retain talent; our ability to integrate, and realize the benefits of, acquisitions that align with our strategy and enhance our core capabilities and solutions; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; our ability to manage costs and adjust our cost structure as needed; and the impact of global conditions on our and our clients’ businesses, including macroeconomic uncertainty, inflation, interest rates fluctuations and geopolitical conditions. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been and could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a delay in our ability to immediately adjust our cost structure in response to prolonged lower client demand.
▪A limited number of clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.

▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, and competition for talent is intense.
▪If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose members of our senior management.
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause us to lose clients / revenue.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate.
▪Our business would be adversely affected if individuals providing data annotation services through AI Data Solutions were classified as employees (not as independent contractors).
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪TELUS will, for the foreseeable future, control the TELUS Digital board of directors.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.

These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR+ and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 13, 2025, and available on EDGAR.

TELUS International (Cda) Inc.
Consolidated Statements of Income (Loss)

	Three months		Twelve months
Periods ended December 31 (millions except earnings per share)	2024	2023	2024	2023
REVENUE	$691	$692	$2,658	$2,708

OPERATING EXPENSES
Salaries and benefits	436	406	1,701	1,664
Goods and services purchased	145	122	504	461
Share-based compensation	7	—	32	21
Acquisition, integration and other	13	7	45	55
Depreciation	40	39	144	141
Amortization of intangible assets	45	45	180	183
	686	619	2,606	2,525

OPERATING INCOME	5	73	52	183

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	(20)	(60)	(20)
Interest expense	32	37	138	144
Foreign exchange (gain) loss	(5)	4	(4)	—
(LOSS) INCOME BEFORE INCOME TAXES	(22)	52	(22)	59
Income tax expense	32	14	39	5
NET (LOSS) INCOME	$(54)	$38	$(61)	$54

EARNINGS (LOSS) PER SHARE
Basic	$(0.20)	$0.14	$(0.22)	$0.20
Diluted	$(0.20)	$0.10	$(0.34)	$0.18

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	275	274	275	274
Diluted	275	294	297	286

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at (millions)	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$174	$127
Accounts receivable	454	498
Due from affiliated companies	16	62
Income and other taxes receivable	8	5
Prepaid and other assets	42	35
Current portion of derivative assets	13	16
	707	743
Non-current assets
Property, plant and equipment, net	456	517
Intangible assets, net	1,379	1,546
Goodwill	1,926	1,963
Derivative assets	15	—
Deferred income taxes	12	29
Other long-term assets	26	25
	3,814	4,080
Total assets	$4,521	$4,823

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$321	$290
Due to affiliated companies	231	178
Income and other taxes payable	68	57
Current portion of provisions	7	2
Current maturities of long-term debt	116	122
Current portion of derivative liabilities	2	—
	745	649
Non-current liabilities
Provisions	139	191
Long-term debt	1,409	1,628
Derivative liabilities	—	12
Deferred income taxes	256	290
Other long-term liabilities	27	16
	1,831	2,137
Total liabilities	2,576	2,786

Owners’ equity	1,945	2,037
Total liabilities and owners’ equity	$4,521	$4,823

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

	Three months		Twelve months
Periods ended December 31 (millions)	2024	2023	2024	2023
OPERATING ACTIVITIES
Net (loss) income	$(54)	$38	$(61)	$54
Adjustments:
Depreciation and amortization	85	84	324	324
Interest expense	32	37	138	144
Income tax expense	32	14	39	5
Share-based compensation	7	—	32	21
Changes in business combination-related provisions	—	(20)	(60)	(20)
Change in market value of derivatives and other	2	7	(7)	2
Net change in non-cash operating working capital	60	6	166	43
Share-based compensation payments	—	—	—	(2)
Income taxes paid, net	(18)	(24)	(54)	(73)
Cash provided by operating activities	146	142	517	498

INVESTING ACTIVITIES
Cash payments for capital assets	(29)	(31)	(105)	(89)
Cash receipts for other assets	—	—	1	—
Cash payments for acquisitions, net of cash acquired	—	—	(3)	(852)
Cash used in investing activities	(29)	(31)	(107)	(941)

FINANCING ACTIVITIES
Shares issued	1	1	3	4
Withholding taxes paid related to net share settlement of equity awards	—	(1)	(4)	(4)
Long-term debt issued	90	85	295	1,161
Repayment of long-term debt	(158)	(178)	(563)	(613)
Interest paid on credit facilities	(21)	(25)	(92)	(105)
Cash (used in) provided by financing activities	(88)	(118)	(361)	443

Effect of exchange rate changes on cash and cash equivalents	(4)	2	(2)	2

CASH POSITION
Increase (decrease) in cash and cash equivalents	25	(5)	47	2
Cash and cash equivalents, beginning of period	149	132	127	125
Cash and cash equivalents, end of period	$174	$127	$174	$127

Non-GAAP reconciliations

	Three Months Ended December 31		Twelve Months Ended December 31
(millions, except percentages)	2024	2023	2024	2023
Revenue, as reported	$691	$692	$2,658	$2,708
Foreign exchange impact on current period revenue using prior comparative period’s rates	2	21	2	(12)
Revenue on a constant currency basis	693	713	2,660	2,696
Revenue growth	—	5%	(2)%	10%
Revenue growth on a constant currency basis	—	9%	(2)%	9%

	Three Months Ended December 31		Twelve Months Ended December 31
(millions, except per share amounts)	2024	2023	2024	2023
Net (loss) income	$(54)	$38	$(61)	$54
Add back (deduct):
Acquisition, integration and other	13	7	45	55
Real estate rationalization-related impairments	2	5	2	5
Amortization of purchased intangible assets	43	43	170	174
Interest accretion on written put options	2	4	10	13
Foreign exchange (gain) loss	(5)	4	(4)	—
Tax effect of the adjustments above	(11)	(13)	(46)	(53)
Adjusted Net (Loss) Income	$(10)	$88	$116	$248
Adjusted Basic (Loss) Earnings Per Share	$(0.04)	$0.32	$0.42	$0.91
Adjusted Diluted (Loss) Earnings Per Share	$(0.04)	$0.30	$0.39	$0.87

	Three Months Ended December 31		Twelve Months Ended December 31
(millions, except percentages)	2024	2023	2024	2023
Net (loss) income	$(54)	$38	$(61)	$54
Add back (deduct):
Acquisition, integration and other	13	7	45	55
Depreciation and amortization	85	84	324	324
Interest expense	32	37	138	144
Foreign exchange (gain) loss	(5)	4	(4)	—
Income taxes	32	14	39	5
Adjusted EBITDA	$103	$184	$481	$582
Net (loss) income margin	(7.8)%	5.5%	(2.3)%	2.0%
Adjusted EBITDA Margin	14.9%	26.6%	18.1%	21.5%

	Three Months Ended December 31		Twelve Months Ended December 31
(millions)	2024	2023	2024	2023
Cash provided by operating activities	$146	$142	$517	$498
Less: capital expenditures	(33)	(27)	(104)	(93)
Free Cash Flow	$113	$115	$413	$405

As at (millions, except for ratio)	December 31, 2024	December 31, 2023

Outstanding credit facility	1,284	1,463
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	—	68
Net derivative liabilities	2	—
Cash balance[2]	(150)	(127)
Net Debt as per credit agreement	$1,143	$1,411
Adjusted EBITDA (trailing 12 months)	$481	$582
Adjustments required as per credit agreement	(124)	(84)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	3.2	2.8
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree. During the second quarter of 2024, we amended the provisions for written put options and eliminated the requirement to settle a portion in cash. See Note 15—Provisions in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in the Annual Report.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, was $150 million as at December 31, 2024 and 2023.

About TELUS Digital
TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that can withstand disruption and deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and visionary technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include digital solutions, such as cloud solutions and AI-fueled automation, trust, safety and security services, AI data solutions, including expertise in computer vision, and front-end digital design and consulting services. Fuel iXTM is TELUS Digital’s proprietary generative AI platform and suite of products at the heart of our innovation, helping enterprises advance their pilots to working prototypes and production at scale, quickly, securely and responsibly across multiple environments, applications and clouds.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to fuel remarkable outcomes and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com

TELUS Digital Investor Relations
Olena Lobach
(604) 695-3455
ir@telusdigital.com
TELUS Digital Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusdigital.com